

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2013

Via E-mail
Lawrence P. Molloy
Chief Financial Officer and
Executive Vice President
PetSmart, Inc.
10601 N. 27th Avenue
Phoenix, Arizona 85027

  Re: **PetSmart, Inc.**
    Form 10-K for Fiscal Year Ended February 3, 2013
    Filed March 28, 2013
    Definitive Proxy Statement
    Filed May 3, 2013
    File No. 0-21888

Dear Mr. Molloy:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ William H. Thompson

      William H. Thompson
      Accounting Branch Chief